Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Psyop Productions, LLC	Delaware
Blacklist Productions, LLC	Delaware
Psyop Feature Animation, LLC	Delaware
Psyop Games, LLC	Delaware
Psyop Filmed Entertainment, LLC	Delaware
Content & Co, LLC	Delaware
Psyop Film and Television, ULC	Victoria, British Columbia
Psyop Film and Television, LLC	Delaware
Psyop Live, Inc.	New York
Psyop Media Company UK Holdings	Delaware
Psyop Media Company UK Limited	England & Wales